

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K


FEB 25 2002

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By..........................
Masaru Hattori
Corporate Executive Officer
Accounting Department
General Affairs Department
ORIX Corporation

Date: February 20, 2002

Material Contained in this Report

1. Translation of Consolidated Financial Results filed with the Tokyo Stock Exchange.